Exhibit 99.1

For Immediate Release

Kenon Files Annual Report on Form 20-F for the Year Ended December 31, 2017 with the
U.S. Securities and Exchange Commission

Singapore, April 9, 2018. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon") has filed its Annual Report on Form 20-F for the Year Ended December 31, 2017 (the "2017 Annual Report") with the U.S. Securities and Exchange Commission (the "SEC") on April 9, 2018.
Kenon's 2017 Annual Report can be downloaded from the SEC's website (http://www.sec.gov) and is also available on Kenon's corporate website (http://www.kenon-holdings.com). Hard copies of Kenon's complete 2017 audited financial statements can be ordered, free of charge, upon request.